UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August, 2008

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

1. Publication of Prospectus announcement dated 1 July 2008
2. Publication of Prospectus announcement dated 1 July 2008
3. Director/PMDR Shareholding - Replacement announcement dated 1 July 2008
4. FRN Variable Rate Fix announcement dated 1 July 2008
5. Acquisition announcement dated 2 July 2008
6. Doc re. Prospectus of Barclays PLC announcement dated 2 July 2008
7. FRN Variable Rate Fix announcement dated 2 July 2008
8. FRN Variable Rate Fix announcement dated 3 July 2008
9. FRN Variable Rate Fix announcement dated 8 July 2008
10. FRN Variable Rate Fix announcement dated 8 July 2008
11. Partial Early Repurchase announcement dated 10 July 2008
12. FRN Variable Rate Fix announcement dated 17 July 2008
13. FRN Variable Rate Fix announcement dated 17 July 2008
14. FRN Variable Rate Fix announcement dated 17 July 2008
15. Blocklisting Interim Review announcement dated 24 July 2008
16. Blocklisting Interim Review announcement dated 24 July 2008
17. Blocklisting Interim Review announcement dated 24 July 2008
18. Blocklisting Interim Review announcement dated 24 July 2008
19. Blocklisting Interim Review announcement dated 24 July 2008
20. Full Early Redemption announcement dated 25 July 2008
21. Notice of Redemption announcement dated 25 July 2008
22. Notice of Redemption announcement dated 25 July 2008
23. Notice of Redemption announcement dated 25 July 2008
24. Full Early Repurchase announcement dated 25 July 2008
25. Full Early Repurchase announcement dated 29 July 2008
26. FRN Variable Rate Fix announcement dated 29 July 2008
27. Total Voting Rights announcement dated 31 July 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: August 13, 2008

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date:August 13, 2008

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit 1

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus
dated
9 June 2008

for the
Barclays PLC and
Barclays Bank PLC £
30,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3819W_1-2008-6-10.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary

Wharf
London
  E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the
 Prospectus
you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Any
 Notes
issued or to be issued pursuant to the Prospectus
have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, such
 Notes may not be offered, sold or delivered in the
United States
 or to or for the account or benefit of
U.S.
 persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 2

Publication of Prospectus

The following base prospectus supplement has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement dated 1 July 2008 for the Barclays PLC and Barclays Bank PLC £30,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0654Y_1-2008-7-1.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf

London  E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Any Notes issued or to be issued pursuant to the Prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, such Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 3

1 July
 200
8

Director/PDMR Shareholding: Disclosure
 and Transparency
 Rules 3.1.4R(1)(a)

This announcement replaces the Director/PDMR Shareholding announcement issued at 17.35 on 30 June 2008 under RNS number 9472X.

The original announcement gave the revised total beneficial
holding for Frits Seegers as 700,342
 shares. The total beneficial
holding for Frits Seegers should have been 747,622 shares.

Purchase of shares

On
 27 June 2008 the following Director of Barclays PLC ("the Company") notified the Company that on
27 June 2008 he
 purchased ordinary shares in the
Company as follows:

DIRECTOR	BARCLAYS PLC SHARES PURCHASED	PRICE PER SHARE (PENCE)
Sir John Sunderland	30,000	297.00

On
 30 June 2008

the following Director of Barclays PLC ("the Company") notified the Company that on
30 June 2008 he
 purchased ordinary shares in the
Company as follows:

DIRECTOR	BARCLAYS PLC SHARES PURCHASED	PRICE PER SHARE (PENCE)
Sir Richard Broadbent	3,000	289.45

Executive Share Award Scheme release

The independent trustee of the ESAS Trust notified the Company on
30 June 2008

that on
30

June 2008
 it had resolved to
release
 the following award under the Barclays PLC Joiners Share Award Plan ("the JSAP") to
Frits Seegers,
a director of Barclays PLC.

Director /PDMR	Shares released to Director/PDMR	Shares sold on behalf of Director /PDMR to satisfy withholding liabilities	Price per share (pence)	Shares retained by Director/PDMR
Frits Seegers	80,221	32,941	290.10	47,280

The revised total shareholding
s

following these
 transaction
s

are
 as follows:

Director

Beneficial Holding

    Non-Beneficial Holding

Sir Richard Broadbent

          18,860

                  -
Frits Seegers

                              747,622

                  -
Sir
John Sunderland

                          62,889

                  -

Exhibit  4

Barclays Bank PLC

As Agent Bank, please be advised of the following rate determined on: 26-Jun-2008

Issue                                         ¦ Barclays Bank PLC - Series 78
                                                   EUR 100,000,000.00 Subordinated FRN Due 2040
ISIN Number                           ¦ XS0122679243
Common Code / 144A             ¦
ISIN
Issue Nomin EUR                     ¦ 100,000,000.00
Period                                      ¦ 30-Jun-2008 to 29-Sep-2008                  Payment Date 29-Sep-2008
Number of Days                       ¦ 91
Rate                                         ¦ 5.345
Denomination EUR                   ¦ 1,000,000.00
Amount Payable per                 ¦ 13,510.97
    Denomination

Bank of New York
Rate Fix Desk                                                  Telephone                  ¦ 44 1202 689580
Corporate Trust Services                                  Facsimile                   ¦ 44 1202 689601

Exhibit  5

2 July
 2008

BARCLAYS COMPLETES THE ACQUISITION OF
RUSSIA
'S EXPOBANK

Barclays Bank PLC ('Barclays') today announces that, following the approval of the Central Bank of
Russia
, it has completed the acquisition of 100% of Expobank, a leading Russian retail and commercial bank. Expobank has now become part of Barclays Global Retail and Commercial Banking ('GRCB') Emerging Markets business.

ENQUIRIES

ANALYSTS AND INVESTORS

Mark Merson	+44 (0) 20 7116 5752
John McIvor	+44 (0) 20 7116 2929

MEDIA
Robin Tozer	+44 (0) 20 7116 6586

About
Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the United States, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 143,000 people. Barclays moves, lends, invests and protects money for over 38 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

Exhibit  6

2 July 2008

Barclays PLC

Prospectus dated 25 June 2008

In compliance with Listing Rule 9.6.1, Barclays PLC has submitted to the UK Listing Authority two copies of the Prospectus of Barclays PLC dated 25 June 2008.

Copies of the above document are available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary

Wharf
London
E14 5HP

Exhibit  7

Barclays Bank PLC

As Agent Bank, please be advised of the following rate determined on: 01-Jul-2008
Issue                  ¦ Barclays Bank PLC - Series 135
                        JPY 5,500,000,000.00 Floating Rate Step Up Callable Notes FRN Due 2013
ISIN Number            ¦ XS0171509366
Common Code / 144A     ¦
ISIN
Issue Nomin JPY        ¦ 5,500,000,000.00
Period                 ¦ 03-Jul-2008 to 03-Oct-2008         Payment Date 03-Oct-2008
Number of Days         ¦ 92
Rate                   ¦ 1.21
Denomination JPY       ¦ 1,000,000.00
Amount Payable per     ¦ 3,092.00
  Denomination

Bank of New York
Rate Fix Desk                                        Telephone    ¦ 44 1202 689580
Corporate Trust Services                             Facsimile    ¦ 44 1202 689601
Exhibit  8

Barclays Bank PLC

As Agent Bank, please be advised of the following rate determined on: 02-Jul-2008
Issue                     ¦ Barclays Bank PLC - Series 161
                            GBP 1,250,000,000.00 FRN Due 2010
ISIN Number               ¦ XS0308497014
Common Code / 144A        ¦
ISIN
Issue Nomin GBP           ¦ 1,250,000,000.00
Period                    ¦ 02-Jul-2008 to 02-Oct-2008      Payment Date 02-Oct-2008
Number of Days            ¦ 92
Rate                      ¦ 5.95188
Denomination GBP          ¦ 1,000.00
Amount Payable per        ¦ 14.96
  Denomination

Bank of New York
Rate Fix Desk                                 Telephone   ¦ 44 1202 689580
Corporate Trust Services                      Facsimile   ¦ 44 1202 689601

Exhibit  9

Re: BARCLAYS BANK PLC.
GBP 1,000,000,000.00
MATURING: 16-Jun-2011
ISIN: XS0372547975

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
02-Jul-2008 TO 16-Jul-2008 HAS BEEN FIXED AT 5.96 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Jul-2008 WILL AMOUNT TO:
GBP 114.30 PER GBP 50,000.00 DENOMINATION

Exhibit  10

Re: BARCLAYS BANK PLC.
GBP 1,000,000,000.00
MATURING: 16-Dec-2011
ISIN: XS0372548197

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
02-Jul-2008 TO 16-Jul-2008 HAS BEEN FIXED AT 6.01 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Jul-2008 WILL AMOUNT TO:

GBP 115.26 PER GBP 50,000.00 DENOMINATION

Exhibit  11

Barclays Bank PLC

Please note that the repurchase for USD 32,000 value date 10/06/08 has been cancelled as per issuer request. Therefore the new outstanding nominal before the below repurchase is now 5,989,000.

Please amend your record.

Barclays Bank Plc - Series 7875 - ISIN XS0281033281

Maturity Date 31 December 2008 - O/S Nominal USD 5,989,000

Please be advised the following issue has been repurchased for USD 80,000 on
10/07/08

The outstanding balance will therefore be USD 5,909,000

Exhibit  12

Barclays Bank PLC

Re: BARCLAYS BANK PLC.
GBP 1000000000
MATURING: 16-Jun-2011
ISIN: XS0372547975

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Jul-2008 TO 16-Aug-2008 HAS BEEN FIXED AT 5.860000 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Aug-2008 WILL AMOUNT TO:

GBP 248.85 PER GBP 50000 DENOMINATION

Exhibit   13

Barclays Bank PLC

Re: BARCLAYS BANK PLC.
GBP 1000000000
MATURING: 16-Dec-2011
ISIN: XS0372548197

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Jul-2008 TO 16-Aug-2008 HAS BEEN FIXED AT 5.910000 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Aug-2008 WILL AMOUNT TO:

GBP 250.97 PER GBP 50000 DENOMINATION

Exhibit  14

Barclays Bank PLC

                             RATE FIX NOTICE
Issue Name:                  BARCLAYS BANK PLC
                             USD 600,000,000
                             Undated Floating Rate Primary Capital Notes
ISIN Code:                   GB000779529
Interest Rate:               3.250000%
Base Rate:                   3.000000%
Interest Period:             18-Jul-08 to 20-Jan-09
Day Count Method:            Actual/360
Number of Days in Period:    186
Payment Date:                20-Jan-09
Denomination:                Coupon:
      10,000.00              USD     167.92

      100,000,00             USD     1,679.17

Exhibit  15

BLOCK LISTING SIX MONTHLY RETURN

Date:

July 2
4
 2008

Name of applicant :		BARCLAYS PLC
Name of scheme:		Woolwich Executive Share Option Plan (ESOP)
Period of return:	From:	01.01.08	To:	30.06.08
Balance of unallotted securities under scheme(s) from previous return:		402,392 Ordinary Shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		104,092
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		298,300

Name of contact:	NATALIE WEEDON
Telephone number of contact:	0207 116 2909

Exhibit  16

BLOCK LISTING SIX MONTHLY RETURN

Date:

July 2
4
 2008

Name of applicant :		BARCLAYS PLC
Name of scheme:		Renewed 1981 & 1991 SAYE Share Option Scheme
Period of return:	From:	01.01.08	To:	30.06.08
Balance of unallotted securities under scheme(s) from previous return:		9,946,881 Ordinary Shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		3,337,354
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		6,609,527

Name of contact:	NATALIE WEEDON
Telephone number of contact:	0207 116 2909

Exhibit  17

BLOCK LISTING SIX MONTHLY RETURN

Date:

July 2
4
 2008

Name of applicant :		BARCLAYS PLC
Name of scheme:		Barclays Incentive Share Option Plan
Period of return:	From:	01.01.08	To:	30.06.08
Balance of unallotted securities under scheme(s) from previous return:		4,020,549 Ordinary Shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		453,000
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		3,567,549

Name of contact:	NATALIE WEEDON
Telephone number of contact:	0207 116 2909

Exhibit  18

BLOCK LISTING SIX MONTHLY RETURN

Date:

July 2
4
 2008

Name of applicant :		BARCLAYS PLC
Name of scheme:		Woolwich SAYE Share Option Scheme
Period of return:	From:	01.01.08	To:	30.06.08
Balance of unallotted securities under scheme(s) from previous return:		808,581 Ordinary Shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		808,581

Name of contact:	NATALIE WEEDON
Telephone number of contact:	0207 116 2909

Exhibit  19

BLOCK LISTING SIX MONTHLY RETURN

Date:

July 2
4
 2008

Name of applicant :		BARCLAYS PLC
Name of scheme:		Renewed 1986 Executive Share Option Scheme
Period of return:	From:	01.01.08	To:	30.06.08
Balance of unallotted securities under scheme(s) from previous return:		1,050,192 Ordinary Shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		70,000
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		980,192

Name of contact:	NATALIE WEEDON
Telephone number of contact:	0207 116 2909

Exhibit  20

Barclays Bank PLC

Barclays Bank Plc. - ISIN XS0175473130
Maturity Date 04 Sep 2013 - O/S Nominal AUD 100,000,000

Please be advised the following issue has been called due to early redemption on
04 September 2008.

The outstanding balance will therefore be zero.

Please amend your records accordingly

Exhibit  21

25

Ju
ly
 2008

BARCLAYS BANK PLC
US$1,0
00,000,000 Floating Rate
 Subordinated Notes due 2013

ISIN:
XS01
64254780

(the "
Notes
")

NOTICE OF Confirmation of Redemption of Notes and

Cancellation of Listing

NOTICE IS HEREBY GIVEN by Barclays Bank PLC (the "
Company
") that the Company intends to fully redeem all of the outstanding Notes on
11

September
 2008 (the "
Redemption Date
"), pursuant to Condition 5(c) of the Notes and in accordance with paragraph 2
1
 of the Pricing Supplement
s
 dated
7 March 2003 and 2
0

June

2003
 in relation to the Notes. Accordingly, at the request of the Company:

  the Financial Services Authority in its capacity as UK Listing Authority will cancel the listing of the Notes on the Official List with effect from the Redemption Date; and
  the London Stock Exchange plc will cancel the admission of the Notes to trading on the London Stock Exchange with effect from the Redemption Date.

Exhibit  22

25

Ju
ly
 2008

BARCLAYS BANK PLC
A$15
0,000,000 Floating Rate
 Subordinated Notes due 2013

ISIN:
XS01
75471944
(the "
A$150m
Notes
")

and

BARCLAYS BANK PLC
A$100,000,000 5.93 per cent.
 Subordinated Notes due 2013

ISIN:
XS0175473130
(the "
A$100m
Notes
"
 and, together with the A$150m Notes, the "
Notes
")

NOTICE OF Confirmation of Redemption of Notes and

Cancellation of Listing

NOTICE IS HEREBY GIVEN by Barclays Bank PLC (the "
Company
") that the Company intends to fully redeem all of the outstanding
A$150m
Notes
 and A$100m Notes
 on
4

September
 2008 (the "
Redemption Date
"), pursuant to Condition 5(c) of the Notes and in accordance with paragraph 2
1
 of the
respective
Pricing Supplement
s
 dated
1

September
 2003
 in relation to the Notes. Accordingly, at the request of the Company:

the Financial Services Authority in its capacity as UK Listing Authority will cancel the listing
s
 of the Notes on the Official List with effect from the Redemption Date; and
the London Stock Exchange plc will cancel the admission
s
 of the Notes to trading on the London Stock Exchange with effect from the Redemption Date.

Exhibit  23

25 July 2008

BARCLAYS BANK PLC

US$1,000,000,000 Floating Rate Subordinated Notes due 2013
ISIN: XS0164254780
(the "Notes")

NOTICE OF Confirmation of Redemption of Notes and
Cancellation of Listing

NOTICE IS HEREBY GIVEN by Barclays Bank PLC (the "Company") that the Company intends to fully redeem all of the outstanding Notes on 11 September 2008 (the "Redemption Date"), pursuant to Condition 5(c) of the Notes and in accordance with paragraph 21 of the Pricing Supplements dated 7 March 2003 and 20 June 2003 in relation to the Notes. Accordingly, at the request of the Company:

1.	the Financial Services Authority in its capacity as UK Listing Authority will cancel the listing of the Notes on the Official List with effect from the Redemption Date; and

2.	the London Stock Exchange plc will cancel the admission of the Notes to trading on the London Stock Exchange with effect from the Redemption Date.

Exhibit  24

Barclays Bank PLC

Barclays Bank PLC - ISIN XS0175471944

Maturity Date 04 Sep 2013 - O/S Nominal AUD 150,000,000

Please be advised the following issue has been called due to early redemption on
04 Sep 08

The outstanding balance will therefore be zero.

Please amend your records accordingly.

Exhibit  25

Barclays Bank PLC

Barclays Bank Plc. - ISIN XS0164254780

Maturity Date 11 Sep 2013 - O/S Nominal USD 1,000,000,000

Please be advised the followin gissue has been called due to early redemption on
11 Sep 08

The outstanding balance will therefore be zero.

Please amend your records accordingly.

Exhibit  26

Barclays Bank PLC

                             RATE FIX NOTICE
Issue Name:                  BARCLAYS BANK PLC
                             GBP 200,000,000.00 Undated Floating Rate Primary
                             Capital Notes Series 3
ISIN Code:                   XS0015014615
Interest Rate:               6.512500%
Base Rate:                   5.812500%
Interest Period:             31-Jul-08 to 31-Oct-08
Day Count Method:            Actual/365L
Number of Days in Period:    92
Payment Date:                31-Oct-08

Denomination:                Coupon:
------------------------ ----------------------------------

            250,000.00       GBP 4,092.55

Exhibit  27

3
1

July
 2008

Barclays PLC - Voting Rights and Capital

In conformity with the
Disclosure and Transparency Rules
,
Barclays PLC's
issued share
capital consists
 of

8,144,344,688

ordinary shares with voting rights
as at
30 July
 2008
. There are no ordinary shares held in Treasury.

The above figure (
8,144,344,688
) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules